FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Issuer")

Item 2	Date of Material Change July 7, 2004, being the date of the news release.

Item 3

Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4

Summary of Material Change

The Issuer reported assay results from thirteen reverse circulation holes (4,239 meters) drilled at the main Quebrada Del Diablo (QDD) resource located on its 100%-owned Gualcamayo Gold Project, in San Juan Province, Argentina. These thirteen holes constituted in-fill drilling and are part of the current 9,000 meter-drill program.

All thirteen drill holes encountered extensive intersections of gold mineralization within the existing resource envelope that are consistent with previous drilling results from the QDD zone. Of particular interest is hole QDR – 73, which intersected a new 64 meter high-grade section of 2.44 g/t, including 32 meters of 3.43 g/t.

Other significant results include:

QDR – 67, which returned 96 meters of 1.09 g/t, including 26 meters of 2.13 g/t;
QDR – 74, which returned 54 meters of 1.14 g/t, including 12 meters of 2.3 g/t.
QDR – 76, which returned 88 meters of 1.16 g/t, including 24 meters of 2.44 g/t;
QDR – 77, which returned 54 meters of 1.3 g/t, including 32 meters of 1.76 g/t, and
QDR – 78, which returned 124 meters of 1.21 g/t, including 12 meters of 2.3 g/t.

Item 5	Full Description of Material Change Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act (British Columbia) Reliance on Section 75(3) of the Securities Act (Ontario) Not applicable.

Item 7	Omitted Information Nil.

Item 8	Senior Officer/Director

Contact:	Michele A. Jones, Corporate Secretary Tel: (604) 669-4777

Item 9	Statement of Senior Officer The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 9th day of July, 2004.

News Release # 2004-09

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE

Viceroy Exploration intersect new high-grade mineralization and confirms consistency of main Quebrada Del Diablo resource.

Vancouver, British Columbia, July 7, 2004 – Viceroy Exploration Ltd. (the "Company") is pleased to announce assay results from thirteen reverse circulation holes (4,239 meters) drilled at the main Quebrada Del Diablo (QDD) resource located on its 100%-owned Gualcamayo Gold Project, in San Juan Province, Argentina. These thirteen holes constituted in-fill drilling and are part of the current 9,000 meter-drill program.

All thirteen drill holes encountered extensive intersections of gold mineralization within the existing resource envelope that are consistent with previous drilling results from the QDD zone. Of particular interest is hole QDR – 73, which intersected a new 64 meter high-grade section of 2.44 g/t, including 32 meters of 3.43 g/t.

Other significant results include:

QDR – 67, which returned 96 meters of 1.09 g/t, including 26 meters of 2.13 g/t;
QDR – 74, which returned 54 meters of 1.14 g/t, including 12 meters of 2.3 g/t.
QDR – 76, which returned 88 meters of 1.16 g/t, including 24 meters of 2.44 g/t;
QDR – 77, which returned 54 meters of 1.3 g/t, including 32 meters of 1.76 g/t, and
QDR – 78, which returned 124 meters of 1.21 g/t, including 12 meters of 2.3 g/t.

Mr. Patrick Downey, Viceroy's President and CEO, stated that, "The current drill results have further increased our confidence in the continuity and the grade of the QDD deposit. We fully expect that future drilling near the high-grade intersection will further enhance the project."

For drill hole locations and the current outline of the resource, please see attached map.

Principal intersections from the thirteen holes are tabulated below:

Hole #	Azimuth	Dip	Total Depth	From	To	Interval	Au g/t
QDR - 66	0.0	90	372	132	148	16m	1.28
				210	256	46m	0.87
incl				218	250	32m	1.00
QDR - 67	270.0	69	245	150	245	95m	1.08
incl				150	176	26m	2.13
QDR - 68	277.5	75	402	112	122	10m	0.76
				140	200	60m	0.94
incl				166	188	22m	1.86
				228	262	34m	1.02
incl				236	260	24m	1.23
QDR - 69	0.0	63	452	124	140	16m	1.17
				264	322	58m	0.75
incl				278	288	10m	1.41
QDR - 70	333.0	75	404	130	140	10m	1.21
				204	288	84m	0.74
incl				260	288	28m	1.18
QDR - 71	20.0	72	302	138	196	58m	0.87
incl				138	152	14m	1.25
incl				170	194	24m	1.13
QDR - 72	180.0	62	212	0	32	32m	0.49
				116	160	44m	0.80
QDR - 73		90	310	112	142	30m	1.34
				192	256	64m	2.44
incl				202	234	32m	3.43
QDR - 74	347.0	67.5	350	124	138	14m	1.07
incl				244	252	8m	2.45
				186	196	10m	1.06
				224	278	54m	1.14
incl				248	260	12m	2.30
QDR - 75	12.0	75	300	80	174	94m	0.80
incl				100	120	20m	1.61
				214	220	6m	1.42
QDR - 76	180.0	55	271	100	188	88m	1.16
incl				142	166	24m	2.44
QDR - 77	320.0	77	319	198	252	54m	1.30
incl				204	236	32m	1.76
				220	232	12m	2.25
QDR - 78	0.0	86	300	6	14	8m	1.85
				92	216	124m	1.21
incl				94	110	16m	2.10
incl				194	206	12m	2.30

Based on these results the Company now plans to complete three additional holes in QDD to help determine the extent of the high grade mineralization intercepted by hole QDR – 73.

Subsequent to this, the Company will then complete an updated block model and resource calculation for QDD prior to the commencement of an independent Scoping Study designed to establish the economics of the project.

Ongoing Exploration

Viceroy Exploration is continuing to explore additional targets on the property as detailed in its press release of April 21, 2004.

Three holes have been completed on Target 3D and four at Target K (target map may be viewed by visiting our web site at www.viceroyexploration.com). Assay results are expected within the next two to three weeks.

The Company has also approved an additional 1,500 meters of reverse circulation drilling to follow up the very encouraging results from the recently completed drilling at Magdalena and Target 11 (see press release of May 26, 2004). The Company plans to complete a resource calculation for Magdalena on completion of this phase of the program.

Quality Control

The program is being conducted under the supervision of Mr. Rick Diment P.Geo., who is the Company's qualified person under NI 43-101. All samples were collected in accordance with industry standards and submitted to ALS Chemex for fire assay in their Santiago Chile facility.

Accuracy of results are tested through the systematic inclusion of certified reference standards, duplicates and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, with over 1.5 million ounces of gold in resource, located in San Juan Province, Argentina.

The company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has recently been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information please contact:

Christine Black, Corporate Communications
604-669-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

MINA BELGRANO
Quebrada del Diablo
2001 Resource
FILO BELGRANO
QUEBRADA DEL DIABLO
PTZ BLANCO
Current Drilling
Previous Drilling
6713600m N
6713400m N
6713200m N
6713000m N
6712800m N
2535200m E
2535400m E
2535600m E
2535800m E
2536000m E
2536200m E
QDR-59
QDR-60
QDR-63
QDR-67
QDR-69
04QDR-068
QDR-70
QDR-71
QDR-72
QDR-73
QDR-74
QDR-75
QDR-76
QDR-77
QDR-78
1,900
1,950
1,975
2,000
2,050
2,200
2,250
2,300
2,325
2,400
2,500

GUALCAMAYO PROJECT - Quebrada del Diablo Area
2004 Drilling